UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

HERTZ GLOBAL HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

42805T 10 5

(CUSIP Number)

Clayton, Dubilier & Rice Fund VII, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Theresa A. Gore

375 Park Ave, New York NY 10152

(212) 407-5227

Copy to:

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons Clayton Dubilier & Rice Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 16,649,571 Shares (see Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 16,649,571 Shares (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,649,571 Shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 4.2% (1)

14.	Type of Reporting Person PN

(1)  Based on 399,163,956 shares of common stock, par value $0.01 per share (“Shares”), of Hertz Global Holdings, Inc., a Delaware corporation  (“Hertz Holdings,” or the “Issuer”), outstanding on March 12, 2013.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 16,649,571 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 16,649,571 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,649,571 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 4.2% (1)

14.	Type of Reporting Person CO

(1)  Based on 399,163,956 Shares outstanding on March 12, 2013.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Associates VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 16,649,571 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 16,649,571 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,649,571 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 4.2% (1)

14.	Type of Reporting Person PN

(1)  Based on 399,163,956 Shares outstanding on March 12, 2013.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Investment Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 16,649,571 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 16,649,571 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,649,571 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 4.2% (1)

14.	Type of Reporting Person CO

(1)  Based on 399,163,956 Shares outstanding on March 12, 2013.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CDR CCMG Co-Investor L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 6,079,064 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 6,079,064 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,079,064 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 1.5% (1)

14.	Type of Reporting Person PN

(1)  Based on 399,163,956 Shares outstanding on March 12, 2013.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CDR CCMG Co-Investor GP Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 6,079,064 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 6,079,064 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,079,064 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 1.5% (1)

14.	Type of Reporting Person CO

(1)  Based on 399,163,956 Shares outstanding on March 12, 2013.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Parallel Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 113,012 (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 113,012 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,012 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person PN

(1)  Based on 399,163,956 Shares outstanding on March 12, 2013.

CUSIP No. 42805T 10 5

1.	Names of Reporting Persons CD&R Parallel Fund Associates VII, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Shares

	8.	Shared Voting Power 113,012 Shares (See Item 5)

	9.	Sole Dispositive Power 0 Shares

	10.	Shared Dispositive Power 113,012 Shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,012 Shares (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13.	Percent of Class Represented by Amount in Row (11) 0.0% (1)

14.	Type of Reporting Person CO

(1)  Based on 399,163,956 Shares outstanding on March 12, 2013.

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on June 8, 2009, as previously amended by Amendment No. 2 thereto and filed with the SEC on December 14, 2012 and by Amendment No. 1 thereto filed with the SEC on March 31, 2011 (as so amended, the “Statement”) as follows:

Item 2.	Identity and Background
Item 2 of the Statement is amended by inserting the following information:

(b)           The address for each of Clayton Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P., CD&R Associates VII, Ltd., CD&R Associates VII, L.P., CD&R Parallel Fund Associates VII, Ltd., CDR CCMG Co-Investor L.P., CDR CCMG Co-Investor GP Limited and CD&R Investment Associates VII, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1 104, Cayman Islands.

Item 4.	Purpose of Transaction
Item 4 of the Statement is amended by inserting the following information:

On March 12, 2013, Clayton Dubilier & Rice Fund VII, L.P. sold 13,909,141 Shares, CDR CCMG Co-Investor L.P. sold 5,078,482 Shares and CD&R Parallel Fund VII, L.P. sold 94,411 Shares, in each case to Citigroup Global Markets Inc. and Barclays Capital Inc. (collectively, the “Underwriters”) at a price of $20.14 per Share, in a registered offering (the “2013 Secondary Offering”) pursuant to an Underwriting Agreement, dated as of March 6, 2013 (the “2013 Underwriting Agreement”), by and among the CD&R Hertz Funds (as defined in the Statement), the Carlyle Hertz Funds (as defined in the Statement), the Merrill Lynch Hertz Funds (as defined in the Statement), CMC-Hertz Partners, L.P. and the Underwriters.  On March 12, 2013, the Issuer repurchased from the Underwriters 23,200,000 of the Shares sold by the Selling Stockholders (the “Repurchased Shares”) at a price of $20.14 per share. The percentages of Shares held by the reporting persons as set forth in this Amendment No. 3 are based on 399,163,956 Shares outstanding on March 12, 2013, which gives effect to the repurchase of the Repurchased Shares by the Issuer.

Under the 2013 Underwriting Agreement, the Issuer, the CD&R Hertz Funds, the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. have agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any Shares or securities convertible into or exchangeable for Shares during the period from March 6, 2013 continuing through and including the date 45 days after March 6, 2013, except with the prior written consent of the Underwriters (such period, the “restricted period”).  The restricted period will be automatically extended if: (1) during the last 17 days of the restricted period the Issuer issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the restricted period, the Issuer announces that it will release earnings results during the 15-day period following the last day of the restricted period, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

The foregoing description of the 2013 Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the 2013 Underwriting Agreement, which is filed as Exhibit 7 hereto and is incorporated herein by reference.

As a result of the 2013 Secondary Offering, ML Global Private Equity Fund, L.P. no longer has the right under the Stockholders Agreement to designate a candidate to the Issuer’s board of directors. Angel Morales, who was designated by ML Global Private Equity Fund, L.P. to serve as a director of the Issuer pursuant to the Stockholders Agreement,  although still serving on the Issuer’s board of directors, ceased to be the designee of ML Global Private Equity Fund, L.P. upon completion of the 2013 Secondary Offering. Additionally, substantially all of the Merrill Lynch Hertz Funds’ rights and obligations under the Stockholders Agreement have been terminated following the consummation of the 2013 Secondary Offering, including, among other things, the provisions (i) governing the Merrill Lynch Hertz Funds’ drag-along rights and (ii) restrictions on the transfer of Shares. Pursuant to a waiver delivered by certain other principal investors following the 2013 Secondary Offering (the “Waiver”), Merrill Lynch Ventures L.P. 2001 and CMC-Hertz Partners, L.P. are no longer required under the Stockholders Agreement to take all necessary action to cause the nominees to the Issuer’s board of directors chosen by such other principal investors to be elected. However, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. continue to have the ability to exercise, and remain subject to, certain tag-along rights under the Stockholders Agreement.

The foregoing description of the Waiver does not purport to be complete and is qualified in its entirety by reference to the Waiver, which is filed as Exhibit 9 hereto and is incorporated herein by reference.

As a result of the foregoing, the Merrill Lynch Hertz Funds may no longer be deemed to be members of a group exercising voting and investment control over the Shares held by the other group members, and,  therefore, ceased to be the beneficial owners of more than five percent of the Issuer’s Shares.

Except as described in this Item 4 and Item 6 of this Statement which are incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is amended and restated in its entirety by inserting the following information:
(a)-(b)

As of the date hereof (and after giving effect to sale of the Shares in the 2013 Secondary Offering and the repurchase by the Issuer of the Repurchased Shares), each of the Reporting Persons beneficially owns the number and percentage of Shares then issued and outstanding listed opposite its name:

Reporting Person(1)	Amount Beneficially Owned		Percent of Class(2)
Clayton Dubilier & Rice Fund VII, L.P.	16,649,571	(3)	5.7%
CD&R Associates VII, Ltd.	0	(4)	0%
CD&R Associates VII, L.P.	0	(4)(5)	0%
CD&R Investment Associates VII, Ltd.	0	(4)(6)	0%
CDR CCMG Co-Investor L.P.	6,079,064		2.7%
CDR CCMG Co-Investor GP Limited	0	(7)	0%
CD&R Parallel Fund VII, L.P.	113,012		0.0%
CD&R Parallel Fund Associates VII, Ltd.	0	(6)(8)	0%

(1)  As noted in “Item 2.  Identity and Background,” of the Statement, which is incorporated herein by reference, the Carlyle Hertz Funds, the Merrill Lynch Hertz Funds and CMC-Hertz Partners, L.P. are not included as Reporting Persons in this Schedule 13D, and the CD&R Hertz Funds expressly disclaim beneficial ownership of all Shares held by such funds.  As such, this table excludes:  (i) 1,104,482 Shares held by Merrill Lynch Ventures L.P. 2001; (ii) 17,419,399 Shares held by Carlyle Partners IV, L.P.; (iii) 703,512 Shares held by CP IV Coinvestment, L.P.; (iv) 2,125,603 Shares held by CEP II U.S. Investments, L.P.; (v) 83,353 Shares held by CEP II Participations S.à r.l. SICAR; and (vi) 5,522,404 Shares held by CMC-Hertz Partners, L.P., in each case after giving effect to the sale of Shares in the 2013 Secondary Offering.  This table also excludes the 27,887 Shares held by Merrill Lynch, Pierce, Fenner & Smith Incorporated and 411,225 shares held by Bank of America, N.A., which are associated with the Merrill Lynch Hertz Funds and 87,199 Shares and 46,700 currently exercisable options to purchase Shares issued to certain entities associated with MLGPE, as assignee of compensation payable to the Merrill Sponsor Nominees under Hertz Holdings’ Director Compensation Policy, which shares may be deemed to be beneficially owned by ML Global Private Equity Fund, L.P. As further described above under Item 4, the Merrill Lynch Hertz Funds may no longer be deemed to be members of a group exercising voting and investment control over the Shares held by the other group members, and,  therefore, ceased to be the beneficial owners of more than five percent of the Issuer’s Shares.

(2) Based on 399,163,956 Shares outstanding on March 12, 2013.

(3) Excludes 6,079,064 Shares held by CDR CCMG Co-Investor L.P., of which CDR CCMG Co-Investor GP Limited, a wholly owned subsidiary of Clayton Dubilier & Rice Fund VII, L.P., is the general partner.  Clayton Dubilier & Rice Fund VII, L.P. expressly disclaims beneficial ownership of the Shares held by CDR CCMG Co-Investor L.P.

(4) Clayton Dubilier & Rice Fund VII, L.P. is a partnership of which CD&R Associates VII, Ltd. is the general partner, which is a wholly-owned subsidiary of CD&R Associates VII, L.P., of which CD&R Investment Associates VII, Ltd. is the general partner.  Each of CD&R Associates VII, Ltd., CD&R Associates VII, L.P. and CD&R Investment Associates VII, Ltd. expressly disclaims beneficial ownership of the Shares held by Clayton, Dubilier & Rice Fund VII, L.P., as well as of the Shares held by each of CD&R Parallel Fund VII, L.P. and CDR CCMG Co-Investor L.P.

(5) CMC-Hertz Partners, L.P. is affiliated with ML Global Private Equity Fund, L.P., Carlyle-Hertz GP, L.P. and CD&R Associates VII, L.P. The general partner of CMC-Hertz Partners, L.P. is CMC-Hertz General Partner, L.L.C., whose members are Carlyle-Hertz GP, L.P., ML Global Private Equity Fund, L.P. and CD&R Associates VII, L.P. Investment decisions on behalf of CMC-Hertz General Partner, L.L.C. are made by majority vote of its Executive Committee, which comprises one representative of each of the members; however, until December 21, 2013, ML Global Private Equity Fund, L.P. has the contractual right (subject to various restrictions) to make decisions regarding disposition or voting of the Shares beneficially owned by CMC-Hertz Partners, L.P.  Each of CD&R Associates VII, L.P. and its general partner, CD&R Investment Associates VII, Ltd., expressly disclaims beneficial ownership of such Shares.

(6) CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a two person board of directors, and all board action relating to the voting or disposition of these Shares requires approval of a majority of the board. Donald J. Gogel and Kevin J. Conway, as the directors of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the Shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice, LLC. Such persons disclaim such beneficial ownership. Investment and voting decisions with respect to shares held by each of Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P. and CDR CCMG Co-Investor L.P. are made by an investment committee of limited partners of CD&R Associates VII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice LLC.

(7) CDR CCMG Co-Investor GP Limited, which is a wholly owned subsidiary of Clayton, Dubilier & Rice Fund VII, L.P., is the general partner of CDR CCMG Co-Investor L.P. CDR CCMG Co-Investor GP Limited expressly disclaims beneficial ownership of the Shares held by each of CDR CCMG Co-Investor L.P. and Clayton, Dubilier & Rice Fund VII, L.P. Investment and voting decisions with respect to shares held by each of Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P. and CDR CCMG Co-Investor L.P. are made by an investment committee of limited partners of CD&R Associates VII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice LLC.

(8) CD&R Parallel Fund Associates VII, Ltd. is the general partner of CD&R Parallel Fund VII, LP.  CD&R Parallel Fund Associates VII, Ltd. expressly disclaims beneficial ownership of the Shares held by each of CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII, L.P. and CDR CCMG Co-Investor L.P. Investment and voting decisions with respect to shares held by each of Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P. and CDR CCMG Co-Investor L.P. are made by an investment committee of limited partners of CD&R Associates VII, L.P., currently consisting of more than ten individuals (the “Investment Committee”). All members of the Investment Committee disclaim beneficial ownership of the shares shown as beneficially owned by the funds associated with Clayton, Dubilier & Rice LLC.

(b)

In addition to the description set forth above in this Item 5, see the cover pages of this Amendment No. 3 to Schedule 13D for indications of the respective voting powers and disposition powers of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description
1.1	Joint Filing Agreement, dated March 18, 2013, by and among the Reporting Persons.
8

Underwriting Agreement, dated March 6, 2013, among Hertz Global Holdings, Inc., Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment, L.P., CEP II Participations S.à r.l. SICAR, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P., CMC-Hertz Partners, L.P. and Citigroup Global Markets Inc. and Barclays Capital Inc., as underwriters.

9

Waiver and Acknowledgement, dated March 18, 2013, among Clayton, Dubilier & Rice Fund VII, L.P., CDR CCMG Co-Investor L.P., CD&R Parallel Fund VII, L.P., Carlyle Partners IV, L.P., CEP II U.S. Investments, L.P., CP IV Coinvestment, L.P., CEP II Participations S.à r.l. SICAR, ML Global Private Equity Fund, L.P., Merrill Lynch Ventures L.P. 2001, ML Hertz Co-Investor, L.P. and CMC-Hertz Partners, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CLAYTON, DUBILIER & RICE FUND VII, L.P.

By:	CD&R Associates VII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
		Name:	Theresa A. Gore
		Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, LTD.

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer and Assistant Secretary

CD&R ASSOCIATES VII, L.P.

By:	CD&R Investment Associates VII, Ltd.,
its general partner

	By:	/s/ Theresa A. Gore
		Name:	Theresa A. Gore
		Title:	Vice President, Treasurer and Assistant Secretary

CD&R INVESTMENT ASSOCIATES VII, LTD.

	By:	/s/ Theresa A. Gore
		Name:	Theresa A. Gore
		Title:	Vice President, Treasurer and Assistant Secretary

CDR CCMG CO-INVESTOR L.P.

By:	CDR CCMG Co-Investor GP Limited,
its general partner

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Director

CDR CCMG CO-INVESTOR GP LIMITED

	By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Director

CD&R PARALLEL FUND VII, L.P.

By:	CD&R Parallel Fund Associates VII, Ltd., its general partner

	By:	/s/ Theresa A. Gore
		Name:	Theresa A. Gore
		Title:	Vice President, Treasurer and Assistant Secretary

CD&R PARALLEL FUND ASSOCIATES VII, LTD.

	By:	/s/ Theresa A. Gore
		Name:	Theresa A. Gore
		Title:	Vice President, Treasurer and Assistant Secretary

Dated: March 18, 2013